UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 16)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 to Schedule 14D-9 (this “Amendment No. 16”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”) at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 16, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 16 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “5:00 p.m., New York City time, on September 22, 2017” in provision (i) of the second paragraph of such section with “5:00 p.m., New York City time, on October 20, 2017”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 22, 2017, is being extended in accordance with the Purchase Agreement until 5:00 p.m., New York City time, on October 20, 2017, unless further extended or earlier terminated in accordance with the Purchase Agreement.

On September 22, 2017, Parent issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(W) to the Schedule 14D-9.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The disclosure in the second paragraph of Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company” is hereby amended and supplemented by replacing such paragraph with: “Members of the NXP Board comprise the following eleven individuals: Sir Peter Bonfield, Johannes P. Huth, Kenneth A. Goldman, Dr. Marion Helmes, Josef Kaeser, Ian Loring, Eric Meurice, Julie Southern, Gregory L. Summe, Peter Smitham and Richard L. Clemmer. Members of the NXP Board’s Transaction Advisory Committee comprise the following six individuals: Sir Peter Bonfield, Johannes P. Huth, Kenneth A. Goldman, Josef Kaeser, Julie Southern, and Peter Smitham.”

Item 6.	Interest in Securities of the Subject Company

The disclosure in Item 6 of the Schedule 14D-9 is hereby amended and supplemented to add the following, reflecting transactions by members of the NXP Board, including Mr. Richard L. Clemmer, the Company’s Executive Director, President and Chief Executive Officer, with respect to Shares, which transactions have been effected on or before Friday, September 15, 2017 (the last trading day before the close of the Company’s trading window under its insider trading policy in advance of the Company’s third quarter earnings announcement):

Name of Person	Transaction Date	Number of Shares	Share Price	Nature of the Transaction

Richard L. Clemmer	June 16, 2017	76,125	$0	Charitable gift

Richard L. Clemmer	June 16, 2017	51,400	€2. - (exercise price) $109.07 (sale price)	Same-day option exercise and sale for tax planning purposes

Richard L. Clemmer	June 16, 2017	62,302	$13.27 (exercise price) $109.07 (sale price)	Same-day option exercise and sale for tax planning purposes

Richard L. Clemmer	August 4, 2017	195,000	€15. - (exercise price) $112.51 (sale price)	Same-day option exercise and sale for tax planning purposes

Richard L. Clemmer	August 7, 2017	10,000	€15. - (exercise price) $112.96 (sale price)	Same-day option exercise and sale for tax planning purposes

Richard L. Clemmer	August 8, 2017	10,000	€15. - (exercise price) $113.25 (sale price)	Same-day option exercise and sale for tax planning purposes

Richard L. Clemmer	August 14, 2017	15,000	$13.27 (exercise price) $112.50 (sale price)	Same-day option exercise and sale for tax planning purposes

Richard L. Clemmer	August 22, 2017	10,000	$13.27 (exercise price) $112.40 (sale price)	Same-day option exercise and sale for tax planning purposes

Richard L. Clemmer	September 15, 2017	10,000	€15. - (exercise price) $112.71 (sale price)	Same-day option exercise and sale for tax planning purposes

Kenneth Allen Goldman Kenneth Allen Goldman	February 7, 2017 March 10, 2017	2,000 485	$100.30 $0	Sale Charitable gift

Marion Helmes	September 5, 2017	9,914	$112.52	Sale

Ian Loring	May 4, 2017	40,912	$0	Charitable gift

Additionally, during the period from February 15, 2017 through September 15, 2017 (the last trading day before the close of the Company’s trading window under its insider trading policy in advance of the Company’s third quarter earnings announcement), the other members of the Company’s executive officer group (excluding Richard L. Clemmer, whose transactions are listed above) collectively sold 713,106 Shares for sale prices between $102.50 through $113.17.

In addition, Richard L. Clemmer has informed the Company that he intends to exercise and sell all of his vested NXP Options and Shares in accordance with the Company’s insider trading policy before the expected Closing Date due to the scheduled expiration of certain tax incentives currently available to Mr. Clemmer.

Item 8.	Additional Information

The disclosure in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure at the end of such Item:

NXP Board Changes

“Dr. Rick Tsai is no longer a member of the NXP Board. Dr. Tsai’s director term expired at NXP’s Annual Shareholder’s Meeting on July 2, 2017, and he did not stand for re-election to the NXP Board.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(W)	Press release issued by Parent, dated September 22, 2017 (incorporated by reference to Exhibit (a)(5)(R) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2017

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs

Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel